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                                                                    EXHIBIT 20.1

                [LETTERHEAD OF ARGYLE TELEVISION APPEARS HERE]

FOR RELEASE:   November 20, 1996             CONTACT:  Bob Marbut
               4:30 p.m. EST                           210-828-1700


   ARGYLE TELEVISION TO SWAP TELEVISION STATIONS IN GRAND RAPIDS AND BUFFALO
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      TO GANNETT FOR TELEVISION STATIONS IN CINCINNATI AND OKLAHOMA CITY
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     San Antonio, TX...Argyle Television, Inc. (NASDAQ: ARGL) today announced that it has entered into a definitive agreement with Gannett Co., Inc. to swap Argyle's WZZM-TV, the ABC affiliate in Grand Rapids, Michigan, and WGRZ-TV, the NBC affiliate in Buffalo, New York, to Gannett for Gannett's WLWT-TV, the NBC affiliate in Cincinnati, Ohio, and KOCO-TV, the ABC affiliate in Oklahoma City, Oklahoma.

     Commenting on the transaction, Argyle's chairman and CEO, Bob Marbut, said, "We are pleased with this agreement to exchange stations with Gannett. For Gannett, this makes it possible for them to comply with an FCC divestiture order.

     "For Argyle, the exchange will increase Argyle's NBC-related broadcast cash flow; increase total market advertising revenues (from Grand Rapids and Buffalo to Cincinnati and Oklahoma City); give us a growing ABC market with no competing ABC affiliate and with a signal that covers the entire market; and, enhance our geographic diversity," he continued.

     "We are saddened at the prospect of not being able to continue to work with our colleagues in Buffalo and Grand Rapids and are very proud of the work they've done to advance the stations. We know that both these stations and their employee-management teams will be valuable elements of the Gannett broadcast group going forward.

     "It was previously announced that Argyle is exploring strategic alternatives to realize for our company the benefits of the industry's current consolidation," Marbut continued. "We believe that the exchange with Gannett will positively reconfigure our station mix, making Argyle more attractive as we continue to actively explore strategic alternatives in order to best serve our company and our shareholders. Therefore, today's transaction is but one step along the way, not the destination," he concluded.

     Blake Byrne, Argyle's president and chief operating officer, said "While this is an exciting and important move for Argyle, it is difficult to part with our stations in Grand Rapids and Buffalo, given all of the good work and effort our people have devoted to the stations. I want to thank all of our employees at WZZM and WGRZ. They can be very proud of their television stations that now will become important pieces of the Gannett group."

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Gannett acquired WLWT in Cincinnati, where it owns the Cincinnati Enquirer, and
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certain cable systems in Oklahoma City, where it owned KOCO, as part of its acquisition of Multimedia in December 1995. Federal Communications Commission rules prohibit cross-ownership of television properties and daily newspapers in the same market, and television properties and cable systems in the same market. Gannett had received a temporary waiver from the FCC, set to expire in December 1996 to these cross-ownership rules in the Multimedia acquisition. The swap of WLWT and KOCO to Argyle for WZZM and WGRZ resolves the cross-ownership issues for Gannett.

For the nine months ended September 30, 1996, pro forma total revenues for Argyle, assuming completion of this transaction, would have increased by $7.1 million, or 13.3%, to $60.2 million from $53.1 million. In connection with the swap, Gannett will also receive $20 million in additional consideration from Argyle.

The markets, DMA size (in terms of television households), network affiliations and other information for the stations involved in this transaction are as follows:

TO ARGYLE FROM GANNETT

     Call Letters        Market          DMA Size       Channel        Network
     ------------     -----------        --------       -------        -------
        WLWT          Cincinnati, OH        29             5             NBC
        KOCO          Oklahoma City, OK     43             5             ABC

TO GANNETT FROM ARGYLE

     Call Letters        Market          DMA Size       Channel        Network
     ------------     ------------       --------       -------        -------
        WZZM          Grand Rapids, MI      38            13             ABC
        WGRZ           Buffalo, NY          39             2             NBC

The transaction is expected to close during the first quarter of 1997 and is subject to the satisfactory completion of a due diligence period, approval of the license transfers by the FCC and certain other conditions.

Today, Argyle Television, Inc. owns and operates network-affiliated television stations WZZM-TV, the ABC affiliate in Grand Rapids, MI; WGRZ-TV, the NBC affiliate in Buffalo, NY; WNAC-TV, the Fox affiliate in Providence, RI; KITV-TV, the ABC affiliate in Honolulu, HI; WAPT-TV, the ABC affiliate in Jackson, MS; and, KHBS-TV, the ABC affiliate in Fort Smith, AR, and its satellite KHOG-TV, the ABC affiliate in Fayetteville, AR. Argyle's Series A Common Stock trades on the Nasdaq National Market System under the symbol "ARGL".